January 8th, 2024

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Lory Empie and Cara Lubit

Re:    First Financial Bancorp.
Form 10-K for Fiscal Year Ended December 31, 2022 File No. 001-34762

Dear Ms. Empie and Ms. Lubit:
This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided in your letter dated December 22, 2023 related to the Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Annual Report”) filed by First Financial Bancorp. (“First Financial” or the “Company”). For your convenience we have repeated your comments prior to the Company’s response.
Form 10-K for the period ended December 31, 2022
Exhibit 13: Registrant’s annual report to shareholders for the year ended December 31, 2022
Loans and Leases, page 16
1.We note the tabular disclosure on page 17 detailing the composition of your gross loan portfolio, which includes commercial real estate (“CRE”). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan- to-value ratios, occupancy rates, etc.), if any. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.
Response:
As requested, the Company will incorporate enhanced disclosure related to its commercial real estate portfolio in future filings. This enhanced disclosure will include disaggregation of the portfolio based on readily available data that reflects the Company’s approach to monitoring and managing the portfolio, as well as the Company’s risk management approach in response to the current economic environment.

Market Risk, page 30

2.We note your disclosures regarding risk management processes and, on page 32, liquidity risk management-related items that management is closely monitoring. In future filings, please enhance your disclosures to:
a.note the existence of oversight committees such as an Asset Liability Committee or similar, and the membership and responsibilities of such committees, as applicable;

b.discuss any material liquidity policy guidelines or limits, including depositor or other concentration limits, and provide examples of speciﬁc metrics used to manage liquidity within those guidelines; and

c.to the extent applicable, disclose whether you have been in compliance with such policy guidelines or related limits and, if not, planned actions to remediate noncompliance.

Response:

As requested, the Company will adjust future filings to include enhanced disclosures related to liquidity risk management. These enhanced disclosures will include detailed discussion of oversight committees and their responsibilities related to the Company’s liquidity position, as well as material specific measurements utilized by those committees to monitor and manage the Company’s liquidity. The enhanced disclosures will also include discussion of the Company’s compliance with material liquidity guidelines and limits as established by its internal committees charged with oversight.
3.In future filings, please consider expanding the discussion of your contingency funding plan to provide additional detail regarding types of revisions and / or to describe actions that would be taken to address liquidity risk during a stress event, such as balance sheet repositioning, capital raises, promotional efforts for deposits, increased usage of brokered deposits, etc., as applicable.
Response:

As requested, First Financial will incorporate expanded discussion of its contingency funding plan into its discussion of Market Risk and Liquidity. This discussion will detail the Company’s various strategies and/or options to ensure that the Company has sufficient liquidity during a stress event.

Critical Accounting Estimates, page 34

4.We note your disclosure for critical accounting estimates. Please revise your disclosures, in future filings, to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, (i) provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations, and (ii) explain how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Ensure that the disclosure of your critical accounting estimates is not a repetition of your significant accounting policies. Refer to Item 303(b)(3) of Regulation S-K.

Response:
The Company has reviewed Item 303(b)(3) of Regulation S-K and the final copy of the adopting release entitled “Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information” from which the rule was established. The Company has researched sample disclosure from comparable companies and engaged in initial discussions regarding the required additional disclosure with internal financial reporting and accounting personnel and legal counsel. As a result of such research and discussions, we will incorporate additional information as requested in future filings.

If you have any questions, please do not hesitate to contact me at 513-979-5729 or Jamie.anderson@bankatfirst.com. We appreciate your consideration of our responses.

Sincerely,

James M. Anderson
Chief Financial Officer